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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empiric Distributors, Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

500 N Capital of Texas Hwy Buidling 8, Suite 150
                    (No. and Street)

Austin   TX   78746
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Allen Coffelt   (512) 328-9321
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
                    (Name – if individual, state last, first, middle name)

16418 Beewood Glen Dr	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Mark Allen Coffelt_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Empiric Distributors, Inc_____, as
of __December 31_____, 20 __20____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

BROOKE M. FRIESEN
Notary Public, State of Texas
Comm. Expires 02-26-2022
Notary ID 129728035

Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EMPIRIC DISTRIBUTORS, INC.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31st, 2020

Contents

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Empiric Distributors, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Empiric Distributors, Inc as of December 31, 2020, the related statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Empiric Distributors, Inc as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Empiric Distributors, Inc's management. Our responsibility is to express an opinion on Empiric Distributors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Empiric Distributors, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Empiric Distributors, Inc's financial statements. The supplemental information is the responsibility of Empiric Distributors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Empiric Distributors, Inc's auditor since 2019.

Sugar Land, Texas

March 1, 2021

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Statement of Financial Condition

December 31, 2020

ASSETS

Cash	$111,327
Accounts Receivable	10211
Other Current Assets	542
Total Assets	**$122,080**

LIABILITIES

Accounts Payable	$2,500
Taxes Due to Affiliates	13,440
Total Liabilities	**$15,940**

MEMBERS' EQUITY

Common Stock	$10,000
Additional Paid-in Capital	69,529
Retained Earnings	26,611
Total Equity	**$106,140**
Total Liabilities and Members' Equity	**$122,080**

Statement of Income

For the Year Ended December 31, 2020

Revenues

12b-1 Fees	$38,135
Commissions	0
Investments	(21,998)
Total Revenues	16,137

Expenses

Audit	$5,000
Insurance	617
FINRA Fees	2,448
Misc.	0
Total Expenses	8,065
Income Before Tax Provision	8,071
Income Tax Provision	2,276
Net Income	5,795

Statement of Changes in Members' Equity

For the Year Ended December 31, 2019

		Total
Balance, December 31, 2019		$100,346
Net Income		5,795
Member Distributions		0
Adjusted		-1
Balance, December 31, 2019		$106,140

See accompanying notes to financial statements

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Statement of Cash Flows

For the Year ended December 31, 2020

Cash Flows from Operating Activities
Net Income $5,795

Changes in operating assets and liabilities
Accounts Receivable -6,883
Sale of Investments 97,412
Undeposited Fund 2,039

Net Cash provided (used) by operating activities 98,362

Cash Flows from Financing Activities
Reduction in Deferred Taxes 2,277

Net Cash provided by Financing Activities 2,277

Net Cash Increase for the Period 100,640

Cash at beginning of period 10,687

Cash at end of period $111,327

EMPIRIC DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2020

(1)   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Empiric Distributors, Inc. (the *"Company"*), a fully disclosed introducing broker-dealer located in Austin, Texas, is registered with the Securities and Exchange Commission (*"SEC"*), the State Securities Commission of Texas and the Financial Industry Regulatory Authority (*"FINRA"*). The Company is engaged primarily in institutional and retail securities brokerage services. The Company began operations August 30, 2002. The Company, formerly Texas Capital, Inc., changed its name in January 2007.

INCOME TAXES

The Company files its taxes with its parent company, Empiric Advisors, Inc.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state, and local income tax returns for open years (2017-2019) or expected to be taken on the Company's 2020 tax return.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INVESTMENTS

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability

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occurs in the principle market for the asset or liability or, in the absence of a principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 -- are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition

(2) **INVESTMENTS**

At December 31, 2020 investments consisted of the following:

	Cost	Fair Value
United Federal Credit Union Savings	$75,419	$75,419

In 2020, realized losses and change in unrealized losses on investments were $22,024.

REGULATORY REQUIREMENT

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3(k)(2)(ii) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, or at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness, as defined of not more than 15 to 1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2020, the Company had net capital of $106,140 which exceeded its net capital requirement of $5,000 by $101,140. The Company's ratio was 0.1502 to 1 of aggregate indebtedness to net capital.

(3)   INCOME TAXES

The current and deferred portions of the federal income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB ASC 740 are 2,276 and $0, respectively.

(4)   Revenue

The company recognized commission from trading on the trade day. In 2020, there is no trading activities. Other commission recognized when the performance obligation met.

(5)   CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits. Historically, they have not experienced any credit-related losses.

(6)   OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company introduces customers' securities transactions on a fully-disclosed basis to its clearing broker/dealer. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their

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contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

(7)   RELATED PARTIES/CONCENTRATION OF REVENUE RISK

One of the Company's directors is an officer of the Advisor to Empiric 2500 Fund from which the Company receives the majority of its revenue.

(8)   COMMITMENTS

As of July 31, 2016 Empiric Distributors, Inc. no longer pays the rental obligations under an operating lease. The parent company Empiric Advisors, Inc. has taken over the obligations of the rental expense. Rent expense for 2019 was $53,515

(9)   SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements. Based upon the evaluation, management has determined that no subsequent events have occurred which would require disclosure in the financial statements.

Computation of Schedule I – Net Capital Requirements Pursuant

To Rule 15c3-1

December 31, 2020

Computation of Net Capital

Total ownership from Statement of Financial Condition	$106,140
Haircuts on Securities:	
Exempted securities	(0)
Net Capital	$106,140

Computation of Net Capital Requirements

Minimum net aggregate indebtedness-	
6.67% of net aggregate indebtedness	$1,063
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$101,140
Computation of Aggregate Indebtedness	
Total liabilities	$15,940
Percentage of Aggregate Indebtedness to Net Capital	15.02%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form x-17A-5 report dated December 31, 2020.

Empiric Distributors, Inc.
Supplementary Statements II & III Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As the Year-Ended December 31, 2020

Schedule II

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No Statement is required as no subordinated liability existed at any time of the year.

Schedule III

Statement Regarding Reserve Requirement and Possession or Control Requirement

The Company operates pursuant to section (k)(2)(ii) exemption provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemption provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Empiric Distributors, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Empiric Distributors, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Empiric Distributors, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Empiric Distributors, Inc stated that Empiric Distributors, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Empiric Distributors, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Empiric Distributors, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 1, 2021

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Empiric Distributors, Inc.

Exemption Report

Empiric Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17A-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.17c-3 (k)(2)(ii) since the company has business cleared through another brokerage firm.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.17c-3-3(K) throughout the most recent fiscal year without exception.

Empiric Distributors, Inc.

I, Mark A Coffelt, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

Mark A Coffelt

President

February 3, 2021

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